UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of October, 2007
Commission File Number: 001-32000
JED Oil Inc.
(Translation of registrant’s name into English)
1601 – 15th Avenue
Didsbury, Alberta T0M 0W0
Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                      No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS
     On October 17, 2007 the Issuer filed a Business Acquisition Report respecting its acquisition of Caribou Resources Corp. with the Alberta Securities Commission. The document attached as Exhibit 99.1 to this Form 6-K shall be incorporated by reference into the Registration Statements under the Securities Act of 1933 on Form S-8 Registration Statement (No. 333-121146) and the Registration Statement on
Form F-3 (No. 333-128711).

Exhibit	Description
99.1	Business Acquisition Report dated October 12, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  October 17, 2007

JED Oil Inc. (Registrant)
By:	(signed) “Marcia L. Johnston”
Marcia L. Johnston, q.c.
Vice-President Legal & Corporate Affairs

EXHIBIT INDEX

Exhibit	Description
99.1	Business Acquisition Report dated October 12, 2007